FOR IMMEDIATE RELEASE               Contact: Guy T. Marcus
July 19, 2001                                Vice President-Investor Relations
                                             214/978-2691

                     HALLIBURTON 2001 THIRD QUARTER DIVIDEND

     DALLAS, Texas -- Halliburton Company (NYSE:HAL) announced today that its board of directors has declared a 2001 third quarter dividend of 12.5 cents a share on the company's common stock payable September 27, 2001 to shareholders of record at the close of business on September 6, 2001.
     Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at www.halliburton.com.

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